UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): J une 27, 2022 (June 24, 2022)

Frontier Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40304	46-3681866
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

4545 Airport Way

Denver, CO 80239

(720) 374-4550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value per share	ULCC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

On June 24, 2022, Spirit Airlines, Inc., a Delaware corporation (“Spirit”), Frontier Group Holdings, Inc., a Delaware corporation (“Frontier”), and Top Gun Acquisition Corp., a Delaware corporation and a direct, wholly owned subsidiary of Frontier ( “Merger Sub”), entered into Amendment No. 2 (the “Second Amendment”) to the Agreement and Plan of Merger, dated as of February 5, 2022 (as previously amended, the “Merger Agreement”), by and among Spirit, Frontier and Merger Sub, pursuant to which and subject to the terms and conditions therein, Merger Sub will merge with and into Spirit, with Spirit continuing as the surviving entity (the “Merger”).

The Second Amendment amends the Merger Agreement to increase the amount of the cash consideration payable to Spirit stockholders by an additional $2.00 per share, for an aggregate cash amount, without interest, equal to $4.13 per share of Spirit common stock, minus, to the extent paid or payable, the $2.22 per share dividend described in the following paragraph (the “Per Share Cash Consideration”).

The Second Amendment also provides that, following a Spirit stockholder vote in favor of the Merger Agreement, a portion of the cash consideration will be paid in advance in the form of a cash dividend to Spirit stockholders as of a record date to be determined (the “Prepayment Dividend”) equal to $2.22 per share of Spirit common stock (the “Prepayment Dividend Amount”) on October 3, 2022, or any other date determined by Spirit consistent with applicable law (the “Dividend Payment Date”). Frontier will make a non-interest bearing loan to Spirit in an amount equal to $241,100,000 in connection with the dividend. In the event that the Merger Agreement is terminated and the reverse termination fee is payable, the amount of this loan would be offset against the reverse termination fee owed by Frontier to Spirit.

The Second Amendment also provides that outstanding Spirit restricted stock units (including Spirit performance market stock units) and Spirit performance share awards granted in fiscal year 2022 will be converted into the right to receive a Frontier restricted stock unit award and an amount of cash equal to the sum of (x) the Per Share Cash Consideration and (y) the Prepayment Dividend Amount, solely to the extent the Prepayment Dividend has been paid or is payable to Spirit stockholders and no adjustment or payment has been made in respect of the related Spirit equity awards prior to the closing under the Spirit equity award plan to reflect the Prepayment Dividend. Further, Spirit performance share awards granted prior to fiscal year 2022 will entitle each holder to receive the number of shares of Spirit common stock that are earned based on target performance as of immediately prior to the closing, pro-rated based on the number of whole months elapsed from the first day of the applicable performance period until the closing date, with any such shares of Spirit common stock so delivered converted into the right to receive an amount of cash equal to the sum of (x) the Per Share Cash Consideration and (y) the Prepayment Dividend Amount, solely to the extent the Prepayment Dividend has been paid or is payable to Spirit stockholders and no adjustment or payment has been made in respect of the related Spirit performance share award prior to the closing under the Spirit equity award plan to reflect the Prepayment Dividend. Further, any outstanding Spirit restricted stock units (including performance market stock units), Spirit performance share awards granted prior to fiscal year 2022 or Spirit performance share awards granted in fiscal year 2022 that vest during the period commencing on the Dividend Payment Date and ending on the day immediately prior to the closing date shall receive an amount of cash equal to the Prepayment Dividend Amount upon the vesting of such equity awards, provided that no adjustment or payment has been made in respect of the related Spirit equity awards prior to the closing under the Spirit equity award plan to reflect the Prepayment Dividend.

The Second Amendment also increases the reverse termination fee payable by Frontier to $350,000,000.

The Second Amendment also increases the number of board seats of the combined company to be determined by the board of directors of Frontier by one and decreases the number of board seats of the combined company to be determined by the board of directors of Spirit by one.

Except as modified by the Second Amendment, the terms of the Merger Agreement in the form filed by Frontier as Exhibit 2.1 to the Current Report on Form 8-K filed by Frontier on February 7, 2022 with the U.S. Securities and Exchange Commission (“SEC”), as amended by the Amendment to the Agreement and Plan of Merger, dated June 2, 2022, by and among Spirit, Frontier and Merger Sub, are unchanged.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, that included a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. The Form S-4 was declared effective on May 11, 2022 and the prospectus/proxy statement was first mailed to Spirit stockholders on May 11, 2022. Frontier and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s definitive proxy statement, which was filed with the SEC on April 13, 2022. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 30, 2022.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. All written and oral forward-looking statements concerning the Frontier merger or other matters addressed in this communication and attributable to Frontier, Spirit, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this communication.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise and the potential financial consequences thereof; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Amendment No. 2 to Agreement and Plan of Merger, dated June 24, 2022, by and among Spirit Airlines, Inc., Frontier Group Holdings, Inc. and Top Gun Acquisition Corp.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FRONTIER GROUP HOLDINGS, INC.

Date: June 27, 2022	By:	/s/ Howard M. Diamond
Howard M. Diamond
General Counsel and Secretary

Exhibit 2.1

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

This Amendment (this “Amendment”) is made and entered into as of June 24, 2022, by and among Frontier Group Holdings, Inc., a Delaware corporation (“Parent”), Top Gun Acquisition Corp., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and Spirit Airlines, Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Amendment but not defined in this Amendment shall have the meanings ascribed to such terms in the Merger Agreement (as defined below), as amended prior to the date hereof.

RECITALS

WHEREAS, Parent, Merger Sub and the Company previously entered into that certain Agreement and Plan of Merger, dated as of February 5, 2022 (as amended, the “Merger Agreement”);

WHEREAS, the Merger Agreement was previously amended by Parent, Merger Sub and the Company on June 2, 2022, in accordance with Section 7.3 of the Merger Agreement; and

WHEREAS, Parent, Merger Sub and the Company now desire to further amend the Merger Agreement in accordance with Section 7.3 of the Merger Agreement;

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the parties hereto, intending to be legally bound, hereby agree as follows:

1.    Conversion of Securities in the Merger. Section 2.1(a) of the Merger Agreement is hereby amended to delete clause (i) of the first sentence thereof in its entirety and substitute therefor:

“(i) an amount in cash, without interest, equal to (x) $4.13 minus (y) to the extent paid pursuant to Section 5.19(a) (or, in the event that the Closing Date occurs after the record date for the Prepayment Dividend but before the Dividend Payment Date, to the extent payable after the Closing Date pursuant to Section 5.19(a)), the Prepayment Dividend Amount (the “Per Share Cash Consideration”) and”

2.    Treatment of Company Equity Awards; Stock Plans.

(a)    Section 2.5(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

(a) Treatment of Company RSU Awards. Effective as of immediately prior to the Effective Time, each outstanding award of restricted stock units (other than Company Performance Share Awards and 2022 Company Performance Share Awards, but including, for clarity, performance market stock unit awards denominated in Company Common Stock granted pursuant to any Company Equity Award Plan (each, a “Company

MSU Award”)) denominated in Company Common Stock granted pursuant to any Company Equity Award Plan (each, a “Company RSU Award”), shall be assumed by Parent and converted into (i) for each share of Company Common Stock underlying the related Company RSU Award as of immediately prior to the Effective Time (treating for this purpose any performance-based vesting condition to which a Company MSU Award is subject as having been achieved based on target performance as of immediately prior to the Effective Time), the right to receive an amount of cash equal to the sum of (x) the Per Share Cash Consideration plus (y) solely to the extent (1) the related Company RSU Award has not been otherwise equitably or discretionarily adjusted under Section 14.2 of the Company Equity Award Plan and no amount has been otherwise paid in respect of the related Company RSU Award to the holder thereof under Section 14.2 of the Company Equity Award Plan, in each case, to reflect the Prepayment Dividend, and (2) paid pursuant to Section 5.19(a) (or, in the event that the Closing Date occurs after the record date for the Prepayment Dividend but before the Dividend Payment Date, to the extent payable after the Closing Date pursuant to Section 5.19(a)), the Prepayment Dividend Amount, which cash will be subject to the same vesting schedule applicable to the related Company RSU Award, and (ii) a Parent restricted stock unit award (a “Parent RSU Award”) denominated in Parent Common Stock in accordance with this Section 2.5(a). Each such Parent RSU Award as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions (including “double trigger” vesting) as applied to the Company RSU Award immediately prior to the Effective Time (and shall take into account any changes thereto provided for in the applicable Company Equity Award Plan or in any applicable award agreement by reason of this Agreement or the transactions contemplated hereby). As of the Effective Time, each such Parent RSU Award as so assumed and converted shall represent the right to receive upon vesting that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock underlying the related Company RSU Award as of immediately prior to the Effective Time and after taking into account the achievement of any performance-based vesting condition (treating for this purpose any performance-based vesting condition to which a Company MSU Award is subject as having been achieved based on target performance) multiplied by (ii) the Merger Exchange Ratio.

(b) Section 2.5(b) of the Merger Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

(b) Treatment of Company Performance Share Awards. Effective as of immediately prior to the Effective Time, each outstanding performance share award denominated in Company Common Stock granted pursuant to the Company Equity Award Plans (other than, for clarity, Company MSU Awards, the treatment of which in connection with the Merger shall be as provided in Section 2.5(a), or 2022 Company Performance Share Awards, the treatment of which in connection with the Merger shall be as provided in Section 2.5(c)) (each, a “Company Performance Share Award”) shall entitle the holder thereof to receive, immediately prior to the Effective Time and subject to the occurrence of the Closing, the number of Shares that are earned thereunder based on target performance as of immediately prior to the Effective Time, multiplied by a fraction, the numerator of which is equal to the number of whole months (counting each month as ending on the first day of a calendar month) elapsed from the first day of the applicable performance period until the Closing Date and the denominator of which is the number of total months in such performance period. Any Shares so delivered in respect of Company Performance Share Awards shall be deemed to be issued and outstanding as of immediately prior to the Effective Time and treated in accordance with Section 2.1(a), provided that solely to the extent (i) the related Company Performance Share Award has not been otherwise equitably or discretionarily adjusted under Section 14.2 of the Company Equity Award Plan and no amount has been otherwise paid in respect of the related Company Performance Share Award to the holder thereof under Section 14.2 of the Company Equity Award Plan, in each case, to reflect the Prepayment Dividend and (ii) the Prepayment Dividend Amount was paid pursuant to Section 5.19(a) (or, in the event that the Closing Date occurs after the record date for the Prepayment Dividend but before the Dividend Payment Date, to the extent the Prepayment Dividend Amount is payable after the Closing Date pursuant to Section 5.19(a)), the holder of each such share shall be entitled to receive the Prepayment Dividend Amount in addition to the Per Share Cash Consideration.

(c)     Section 2.5(c) of the Merger Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

(c) Treatment of 2022 Company Performance Share Awards. Effective as of immediately prior to the Effective Time, each outstanding performance share award denominated in Company Common Stock granted in fiscal year 2022 pursuant to any Company Equity Award Plan (other than, for clarity, Company MSU Awards, the treatment of which in connection with the Merger shall be as provided in Section 2.5(a), or Company Performance Share Awards, the treatment of which in connection with the Merger shall be as provided in Section 2.5(b)) (each, a “2022 Company Performance Share Award”), shall be assumed by Parent and converted into (i) for each share of Company Common Stock underlying the related 2022 Company Performance Share Award as of immediately prior to the Effective Time (treating for this purpose any performance-based vesting condition to which a 2022 Company Performance Share Award is subject as having been achieved based on target performance as of immediately prior to the Effective Time), the right to receive an amount of cash equal to the sum of (x) the Per Share Cash Consideration plus (y) solely to the extent (1) the related 2022 Company Performance Share Award has not been otherwise equitably or discretionarily adjusted under Section 14.2 of the Company Equity Award Plan and no amount has been otherwise paid in respect of the related 2022 Company Performance Share Award to the holder thereof under Section 14.2 of the Company Equity Award Plan, in each case, to reflect the Prepayment Dividend and (2) paid pursuant to Section 5.19(a) (or, in the event that the Closing Date occurs after the record date for the Prepayment Dividend but before the Dividend Payment Date, to the extent payable after the Closing Date pursuant to Section 5.19(a)), the Prepayment Dividend Amount, which cash will be subject to the same vesting schedule applicable to the related 2022 Company Performance Share Award, and (ii) a Parent RSU Award denominated in Parent Common Stock in accordance with this Section 2.5(c). Each such Parent RSU Award as so assumed and converted shall be a service-vesting award and shall continue to have, and shall be subject to, the same terms and conditions (including

“double trigger” vesting) as applied to the 2022 Company Performance Share Award immediately prior to the Effective Time (and shall take into account any changes thereto provided for in the applicable Company Equity Award Plan or in any applicable award agreement by reason of this Agreement or the transactions contemplated hereby). As of the Effective Time, each such Parent RSU Award shall represent the right to receive upon vesting that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock underlying the related 2022 Company Performance Share Award as of immediately prior to the Effective Time and after taking into account the achievement of any performance-based vesting condition (treating for this purpose any performance-based vesting condition to which a 2022 Company Performance Share Award is subject as having been achieved based on target performance as of immediately prior to the Effective Time) multiplied by (ii) the Merger Exchange Ratio.

(d) Section 2.5(e) of the Merger Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

(e) Corporate Actions. At or prior to the Effective Time, the Company, Parent, the Company Board (or a duly authorized committee thereof) and the Parent Board (or a duly authorized committee thereof), as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.5. The Company shall take all actions necessary to ensure that from and after the Effective Time, except as expressly contemplated by this Agreement, neither Parent nor the Surviving Corporation will be required to deliver to any Person any Shares or other Equity Interests of the Company, the Surviving Corporation or any other Person pursuant to or in settlement of Company RSU Awards, Company Performance Share Awards, 2022 Company Performance Share Awards or other rights with respect to Shares. At or prior to the Dividend Payment Date, the Company Board (or a duly authorized committee therof) shall adopt any resolutions and take any actions to ensure that each outstanding Company RSU Award, Company Performance Share Award or 2022 Company Performance Share Award that vests during the period commencing on the Dividend Payment Date through the day immediately prior to the Closing Date shall receive an amount of cash equal to the Prepayment Dividend Amount upon the vesting of such equity award (provided that solely to the extent the related Company RSU Award, Company Performance Share Award or 2022 Company Performance Share Award has not been otherwise equitably or discretionarily adjusted under Section 14.2 of the Company Equity Award Plan).

3.    Governance Matters. Section 5.16(a) of the Merger Agreement is hereby amended to replace the first sentence thereof in its entirety and substitute therefor:

“Immediately following the Effective Time, the Parent Board shall have twelve (12) members, (i) eight (8) of whom shall be designated by Parent (the “Parent Designees”) and (ii) four (4) of whom shall be designated by the Company (the “Company Designees”).”

4.    Interim Loan and Dividend. The following is hereby inserted as a new Section 5.19 of the Merger Agreement:

“5.19     Parent Interim Loan and Prepayment Dividend.

(a)    Subject to applicable Law and the Company Stockholder Approval being obtained, the Company shall (i) as soon as practicable following the receipt of the Company Stockholder Approval, authorize and declare a cash dividend (such dividend, the “Prepayment Dividend”) in an amount equal to $2.22 per Share (such amount, the “Prepayment Dividend Amount”) to the holders of record of Shares as of a record date mutually agreed by Parent and the Company and (ii) cause the Prepayment Dividend Amount to be paid, without interest, to such holders of record of Shares, on October 3, 2022, or such other date as determined by the Company and consistent with applicable Law (such date, the “Dividend Payment Date”).

(b)    In connection with the Prepayment Dividend, and provided that the Company Stockholder Approval is obtained and the Prepayment Dividend has been authorized and declared, on the later of (i) September 30, 2022, (ii) one Business Day prior to the Dividend Payment Date, and (iii) such other date as may be mutually agreed by Parent and the Company, Parent shall make a non-interest bearing loan to the Company, in an amount equal to $241,100,000 (the “Parent Interim Loan”), pursuant to documentation consistent with this Section 5.19 in a form reasonably satisfactory to Parent and the Company.

(c)    Upon the termination of the Merger Agreement in accordance with its terms, the Parent Interim Loan shall immediately become due and payable by the Company. Not later than the second (2nd) Business Day following the termination of the Merger Agreement, the Company shall repay to Parent the outstanding amount of the Parent Interim Loan in cash; provided that, if the Parent Regulatory Fee is payable, the outstanding amount of the Parent Interim Loan shall be offset against the Parent Regulatory Fee and no other payment by the Company to Parent in respect of the Parent Interim Loan shall be owed or payable; and provided, further, that unless previously repaid or offset against the Parent Regulatory Fee the Parent Interim Loan shall have a final maturity date of June 30, 2025.

(d)    Parent and Company shall cooperate in good faith to agree upon consistent U.S. federal income tax reporting in respect of the Parent Interim Loan and the transactions described in Section 5.19(c); provided that unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, during the period from the date the Parent Interim Loan is issued through the earlier of the Closing Date and the termination of the Merger Agreement, neither Parent or the Company shall report imputed interest on the Parent Interim Loan for U.S. federal income tax purposes.”

5.    Effect of Termination. Section 7.2(a) of the Merger Agreement is hereby amended to delete clause (i) of the first sentence thereof in its entirety and substitute therefor:

“(i) the Confidentiality Agreement (as amended hereby) and Section 3.35, Section 4.37, the last two sentences of Section 5.3, Section 5.19(c) and Section 5.19(d), this Section 7.2 and Article 8 shall remain in effect and”

6.    Effect of Termination. Section 7.2(e) of the Merger Agreement is hereby amended to replace the amount “$250,000,000” in the first sentence thereof with the amount “$350,000,000”. In addition, the following shall be added as the last sentence of Section 7.2(e) of the Merger Agreement:

“Notwithstanding anything to the contrary in this Section 7.2(e), the amount of the Parent Regulatory Fee payable by Parent shall be reduced on a dollar-for-dollar basis by any offset contemplated by Section 5.19(c) that occurs”

7.    Terms Defined Elsewhere. The following defined terms are hereby inserted in alphabetical order into Section 8.5 of the Merger Agreement:

“Dividend Payment Date”	Section 5.19(a)
“Parent Interim Loan”	Section 5.19(b)
“Prepayment Dividend”	Section 5.19(a)
“Prepayment Dividend Amount”	Section 5.19(a)

8.    Effect. Except as expressly provided in this Amendment, all of the terms and provisions of the Merger Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the parties to this Amendment. Nothing in this Amendment shall be construed to modify any provision of the Merger Agreement other than as specifically set forth above.

9.    Miscellaneous. The provisions of Section 8.2, Section 8.3 and Sections 8.6 through 8.14 of the Merger Agreement are hereby incorporated herein by reference, mutatis mutandis.

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

FRONTIER GROUP HOLDINGS, INC.

By:	/s/ Barry L. Biffle
Name:	Barry L. Biffle
Title:	President and Chief Executive Officer

TOP GUN ACQUISITION CORP.

By:	/s/ Barry L. Biffle
Name:	Barry L. Biffle
Title:	President

SPIRIT AIRLINES, INC.

By:	/s/ Ted Christie
Name:	Ted Christie
Title:	President and CEO

[Signature Page to Amendment No. 2 to Merger Agreement]